SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

 Commission File Number:  000-25053

 Cusip Number:  88335R101

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K

☐ Form 11-K

☐ Form 20-F

☑ Form 10-Q

☐ Form N-SAR

For Period Ended:  September 30, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F

☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read instruction (on back page) before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:

theglobe.com, inc.

Former name if applicable:

Address of principal executive office (Street and number):

110 East Broward Blvd., Suite 1400

City, state and zip code:

Fort Lauderdale,  FL  33301

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed).

The Company’s management resources and information systems were interrupted by the aftermath of Hurricane Wilma which struck the geographical area of the Company’s executive offices on October 23, 2005, resulting in prolonged widespread power and communications outages to the Company’s executive offices and the residences of many of its employees, including its executive officers.  In addition, the Company was similarly delayed by one to two weeks in its efforts to close the recently completed sale of its SendTec business, which must be reflected as discontinued operations in subject Quarterly Report.  As a result, the Company was unable to assemble and process various financial information necessary to complete its Quarterly Report on Form 10-Q without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Edward A. Cespedes (954) 769-5949
Name (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     ☑ Yes   ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☑ Yes     ☐ No

[See below]

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate that we will be reporting net losses of approximately $5.4 million and $15.8 million for the three and nine month periods, respectively, ended September 30, 2005, compared to net losses of $5.9 million and $15.9 million for the comparable three and nine month periods in 2004.  Due to the Company’s decision to sell its SendTec business in the third quarter of 2005, the Company will be segregating and reporting “continuing operations “ versus “ discontinued operations” financial information for all periods presented in the upcoming Quarterly Report on Form 10-Q.

theglobe.com, inc.
Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005	By:	/s/ Edward A. Cespedes
Edward A. Cespedes, President and Chief Financial Officer

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 11/14/2005 11:58 AM